

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2019

John J. Kuch
Chief Financial Officer
Xencor, Inc.
111 West Lemon Avenue
Monrovia, CA

Re: Xencor, Inc.
Form 10-Q Filed for the Period Ended March 31, 2019
Exhibit No. 10.1
Filed May 9, 2019
File No. 001-36182

Dear Mr. Kuch:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance